UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of January 2024

Commission File Number: 001-41670

Apollomics Inc.

(Translation of registrant’s name into English)

989 E. Hillsdale Blvd., Suite 220

Foster City, California 94404

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

On January 19, 2024, Apollomics Inc. issued a press release announcing its receipt of a notice from The Nasdaq Stock Market LLC (“Nasdaq”) regarding its compliance with the Nasdaq requirement to maintain a minimum closing bid price of $1.00 per share. A copy of the press release is furnished hereto as Exhibit 99.1.

Exhibit No.	Description of Exhibit

99.1	Press Release, dated January 19, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

APOLLOMICS INC

Date: January 19, 2024	By:	/s/ Guo-Liang Yu
	Name:	Guo-Liang Yu
	Title:	Chief Executive Officer